                                Relates to Form S-4 Registration No. 333-71195 Filed under Rule 424(b)(3) and (c).

         [GRAPHIC OMITTED]                       [GRAPHIC OMITTED]
       The Marquee Group, Inc.                 SFX Entertainment, Inc.
           Proxy Statement                           Prospectus


                                SUPPLEMENT NO. 1
                                       TO
              PROXY STATEMENT--PROSPECTUS DATED FEBRUARY 10, 1999

              The date of this Supplement No. 1 is March 5, 1999.

     The information contained in this Supplement No. 1 supplements the proxy statement--prospectus dated February 10, 1999 of The Marquee Group, Inc. ("Marquee") and SFX Entertainment, Inc. ("SFX") relating to the special meeting of Marquee stockholders scheduled to be held at 10:00 a.m., local time, on Tuesday, March 16, 1999 in New York, New York. This Supplement No. 1 is being delivered to all Marquee stockholders as of February 4, 1999, the record date for the special meeting. This Supplement No. 1, together with the Annex attached hereto, should be read in conjunction with the proxy statement--prospectus, a copy of which was previously mailed to you. A copy of the proxy statement--prospectus is available, without charge, upon the request of any person to whom this Supplement No. 1 has been delivered. Stockholders who wish to receive another copy of the proxy statement--prospectus should contact Georgeson & Company Inc. at (800) 223-2064. All capitalized terms used in this Supplement No. 1 (including the Annex attached hereto) but not defined herein have the meanings given them in the proxy statement--prospectus.

     Enclosed herewith is a new proxy card. The new proxy card should be completed and sent to Marquee's proxy tabulators if (i) you have not previously mailed a proxy card or (ii) you have previously mailed a proxy card and wish to change your vote. See "The Special Meeting--Voting and Revocation of Proxies" in the proxy statement--prospectus. IF YOU HAVE PREVIOUSLY MAILED A PROXY CARD AND DO NOT WISH TO CHANGE YOUR VOTE, A NEW PROXY CARD DOES NOT NEED TO BE COMPLETED.

RECENT DEVELOPMENTS

     In February 1999, SFX completed the acquisitions of Cellar Door and Integrated Sports International substantially on the terms summarized in the proxy statement--prospectus.

     Financial information for SFX's fiscal year ended December 31, 1998 has recently become available. Revenue for 1998 increased to $884.3 million from $96.1 million in 1997. Adjusted EBITDA (defined as operating income plus depreciation and amortization, non-cash and non-recurring charges, and income from equity investments) was $87.2 million versus $11.0 million last year. The net loss applicable to common stock was $68.7 million for 1998 compared to net income of $3.8 million last year. Basic and dilutive net loss per common share was $2.75 in 1998 versus net income per common share of $0.26 in 1997.

     On a pro forma basis, assuming all closed acquisitions, as well as the pending Marquee merger, were completed as of January 1, 1997, revenue for the year ended December 31, 1998 would have been $1.300 billion, an increase of 27% over the pro forma $1.020 billion of the previous year, and pro forma adjusted EBITDA including certain cost savings related to the acquisitions would have grown 29% to $157 million, compared to $122 million in 1997.

     The table, attached hereto as Annex A, sets forth certain unaudited consolidated financial information of SFX for the year ended December 31, 1998 and corresponding audited information for the year ended December 31, 1997.

                                                                        ANNEX A

                    SFX ENTERTAINMENT INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   YEAR ENDED
                                                                                   DECEMBER 31,
                                                                           ----------------------------
                                                                               1998             1997
                                                                           ------------     -----------
                                                                            (unaudited)
Revenue ...............................................................    $   884,286      $    96,144
Operating expenses:
 Cost of revenue ......................................................        678,756           73,881
 Selling, general and administrative expenses .........................        111,748            9,536
 Depreciation and amortization, including $2,406 of integration costs
   in 1998 ............................................................         62,197            5,431
 Corporate expenses, including $530 in 1998 and $1,794 in 1997 of
   Triathlon fees .....................................................         11,194            2,206
 Non-recurring charges ................................................          5,600               --
 Non-cash compensation and other non-cash charges .....................         34,051               --
                                                                           -----------      -----------
   Operating income (loss) ............................................        (19,260)           5,090
Income from equity investments, net ...................................         (4,630)            (509)
Interest expense ......................................................         50,759            1,590
Investment income .....................................................         (4,491)            (295)
Minority interest .....................................................          2,036               --
                                                                           -----------      -----------
Income (loss) before provision for income taxes .......................        (62,934)           4,304
Provision for income taxes ............................................          3,000              490
                                                                           -----------      -----------
Net income (loss) .....................................................        (65,934)           3,814
Accretion on stock subject to redemption ..............................         (2,750)              --
                                                                           -----------      -----------
Net income (loss) applicable to common stock ..........................    $   (68,684)     $     3,814
                                                                           -----------      -----------
Basic and dilutive net income (loss) per common share .................    $     (2.75)     $      0.26
                                                                           -----------      -----------
Weighted average basic and dilutive common shares outstanding .........     24,978,413       14,445,000
                                                                           ===========      ===========

   These statements of operations are subject to adjustments and examination by public accountants.

                                      A-1